UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2021,

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 001-39680

Fulton Financial Corporation
401(k) Retirement Plan
(Full title of Plan)
FULTON FINANCIAL CORPORATION

One Penn Square
P.O. Box 4887
Lancaster, PA 17604
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2021 and 2020

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm

Fulton Financial Corporation Retirement Plan Administrative Committee and Participants
Fulton Financial Corporation 401(k) Retirement Plan
Lancaster, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania
June 24, 2022

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2021 and 2020

	2021	2020
ASSETS
Cash	$28,722	$1,424
Investments, at fair value	526,495,747	472,590,209

Receivables:
Accrued interest and dividends	492,362	811,034
Notes receivable from participants	1,852,139	266,671
Total receivables	2,344,501	1,077,705

Total assets	$528,868,970	$473,669,338

LIABILITIES	$—	$—

Net assets available for benefits	$528,868,970	$473,669,338

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2021 and 2020

	2021	2020
Additions:
Investment income:
Net appreciation in fair value of investments	$54,617,560	$43,311,634
Interest and dividends	23,893,225	15,104,678
Other income	201,110	170,244
Total investment income	78,711,895	58,586,556

Contributions:
Participant	18,098,872	17,219,721
Employer	10,206,196	9,886,506
Participant rollovers	2,714,751	2,867,833
Total contributions	31,019,819	29,974,060

Total additions	109,731,714	88,560,616

Deductions:
Benefits paid to participants	52,497,663	26,382,253
Loan proceeds to participants	1,906,614	288,500
Administrative expenses	127,805	139,356
Total deductions	54,532,082	26,810,109

Net increase in net assets available for plan benefits	55,199,632	61,750,507

Net assets available for benefits:
Beginning of year	473,669,338	411,918,831
End of year	$528,868,970	$473,669,338

See accompanying notes to financial statements.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the "Company" or the "Employer") and its subsidiaries. Eligible employees who have completed 30 days of service and who have attained age 21 may make employee contributions to the Plan. To receive an employer matching contribution, an employee must complete a year of service. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security ("CARES") Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. The Plan implemented the following provisions, which were effective for the 2020 year-end:

•Special coronavirus distributions up to $100,000;
•Increase the available loan amount as described below to the lesser of $100,000 or 100% of the participant’s vested account balance; and
•Extend the period for loan repayments, if applicable, up to one year.

Contributions: Participants may elect to contribute 1% to 75% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants can elect salary deferral through payroll deduction on a pre-tax or after-tax basis, subject to certain limitations as defined by the Plan. The Plan allows participants to rollover balances from other eligible qualified plans.

The Employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation in a Plan year. To be eligible for an employer profit sharing contribution, an employee had 1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date, or 2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007. For the years ending December 31, 2021 and 2020, no profit sharing contribution was made to eligible participants.

Effective January 1, 2022, the Plan adopted an automatic enrollment feature. Eligible employees who have not elected to contribute, or not contribute, will automatically have contributions made to the Plan. The deemed election will start at 3% of eligible compensation and will continue until an affirmative Plan election to contribute a different percentage (including zero) is made. The deemed election becomes effective as soon as practicable once the eligible employee is enrolled in the Plan. If, as of January 1st, a deemed election has been in effect for at least 180 days, then the deemed deferral percentage will increase by 1% (but not to exceed a total percentage of 10%), effective as soon as administratively practicable after the following April 1st. If no election investment selection is made, the amounts will be invested in the Plan’s default investment vehicle.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and employer matching contributions, as well as allocations of the employer's profit sharing contribution, and Plan earnings/(losses) and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the profit sharing account is based on years of service. Participants become 100% vested in their profit sharing accounts after completion of five years of credited service.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account as a lump sum. Participants may elect to have their payment of benefits paid to their individual retirement accounts.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment. Forfeitures are used to reduce expenses incurred by the Plan or to reduce employer contributions to the Plan. Forfeitures totaling $6,987 and $23,160 were used to reduce Plan expenses during 2021 and 2020, respectively. The forfeitures available to be used as of December 31, 2021 and 2020 totaled $28,057 and $6,987, respectively.

Expenses: Fees incurred in the administration of the Plan are paid by the Plan or the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund. Any rebates on investment fees received by Fulton Financial Advisors, the trustee, on behalf of the Plan are deposited into the Plan and are reflected as fees rebated by the applicable fund.

Notes Receivable: Under the CARES Act enacted in 2020 the Plan allowed qualified individuals to borrow up to the lesser of $100,000 or 100% of the participant's vested balance during the period March 27, 2020 through September 22, 2020. On December 10, 2020, the Plan was amended to allow participants as of January 1, 2021, to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account.

A commercially reasonable rate of interest for the geographical region in which the Participant lives will be applied to the loan. The term of the note receivable may not exceed 5 years with the exception of note receivables used to acquire a principal residence, which must be paid within 30 years. Principal and interest is paid ratably through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates: The preparation of financial statements in accordance with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. See Note 8, Fair Value Measurements, for discussion of fair value measurements.

Notes Receivable: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Payment of Benefits: Benefits are recorded when paid.

Recently Adopted Accounting Pronouncements: Effective January 1, 2020, the Plan adopted Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. While the adoption of this guidance required adjustments to the fair value disclosures, it did not have a material impact on the Plan's disclosures within the notes to financial statements.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company.

Fees paid by the Plan to Conrad Siegel for administrative services totaled $1,250 and $1,500 for 2021 and 2020, respectively. Fees paid to Fulton Financial Advisors related to benefits paid to participants and record keeping services totaled $60,008 and $81,816 for 2021 and 2020, respectively.

Fees paid to Groom Law Group related to legal fees totaled $33,511 and $12,431 for 2021 and 2020, respectively. Fees paid to BDO for auditing services totaled $16,500 and $31,376 for 2021 and 2020, respectively.

At December 31, 2021 and 2020, the Plan had investments of $24,331,710 and $19,689,364, respectively, in Fulton Financial Corporation common stock. At December 31, 2021 and 2020, 4.6% and 4.2% of the Plan’s assets were invested in Fulton Financial Corporation common stock, respectively. Approximately $913,399 and $825,849 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2021 and 2020, respectively.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits	$528,868,970	$473,669,338
Amounts allocated to withdrawing participants	(27,396)	—
Net assets available for benefits per Form 5500	$528,841,574	$473,669,338

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2021 and 2020, to Form 5500:

	2021	2020
Benefits paid to participants	$54,404,277	$26,670,753
Change in amounts allocated to withdrawing participants	27,396	(10,005)
Benefits paid to participants per Form 5500	$54,431,673	$26,660,748

NOTE 6 - RISK AND UNCERTAINTIES

The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances. See Note 9, Business Combination for additional information.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 7 - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 22, 2016, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. As of December 31, 2021 and 2020, no liabilities were recognized for uncertain tax positions.

NOTE 8 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1) and gives the lowest priority to unobservable inputs (level 3). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
	December 31, 2021	December 31, 2020

Investments:
Mutual Funds	$502,164,037	$452,900,845
Fulton Financial Corporation Common Stock	24,331,710	19,689,364
Total	$526,495,747	$472,590,209

There are no Level 2 or Level 3 investments as of December 31, 2021 and 2020.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 9 - BUSINESS COMBINATION

On March 2, 2022, Fulton Financial Corporation (“Corporation” or “Fulton”) announced that it had entered into the Merger Agreement with Prudential Bancorp, Inc. (‘Prudential”), Under the terms of the Merger Agreement, Prudential will merge with and into the Corporation. Under the terms of the Merger Agreement, Prudential shareholders will receive Fulton common stock based on a fixed exchange ratio of 0.7974 Fulton shares and $3.65 in cash for each Prudential share they own. In aggregate, approximately eighty percent (80%) of the transaction consideration to Prudential common shareholders will consist of Fulton common stock, with the remaining twenty percent (20%) payable in cash. The parties anticipate the Merger will close in the third quarter of 2022, subject to regulatory approvals, Prudential shareholder approval and the satisfaction of other customary conditions.

NOTE 10 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 24, 2022, the date the financial statements were available to be issued and there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(a)	(b)
Identity of Issue,	Description of Investment Including	(c)
Borrower, Lessor,	Maturity Date, Rate of Interest	Current
or Similar Party	Collateral, Par or Maturity Value	Value (1)

	Mutual Funds

MFS	MFS Research International Fund	$15,505,608
Jpmorgan	JPMorgan Mid Cap Growth Fund	34,844,705
MSIF	MSIF International Opport Fund	9,895,228
MFS Investment Management	MFS Value Fund	32,172,932
T Rowe Price	T Rowe Price Growth Stock Fund	75,462,401
T Rowe Price	T Rowe Price Small Cap Value Fund	17,532,942
Vanguard	Vanguard Mid Cap Index Fund	15,131,621
Vanguard	Vanguard Institutional Index Fund	65,669,785
Vanguard	Vanguard Mid Cap Index Fund Institutional	10,154,053
Vanguard	Vanguard Small Cap Growth Index Fund	10,800,872
Vanguard	Vanguard Small Cap Value Index Fund	11,982,596
Vanguard	Vanguard Small Cap Index Fund	4,542,071
Vanguard	Vanguard Star Large Growth Fund	9,195,011
Vanguard	Vanguard Windsor II Fund-Adm	7,095,725
Federated Investors, Inc.	Federated Total Return Bond Fund	22,700,016
Goldman Sachs & Co.	Goldman Sachs Core Fixed Income Fund I	3,072,300
Vanguard	Vanguard Inflation Protected	4,740,381
Vanguard	Vanguard Short Term Bond Index Fund	6,811,007
Goldman Sachs & Co.	Goldman Sachs Financial Square Treasury Institutional Fund	28,431
Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	18,168,353
T Rowe Price	T Rowe Price Retirement 2010 Fund	3,882,239
T Rowe Price	T Rowe Price Retirement 2020 Fund	24,067,745
T Rowe Price	T Rowe Price Retirement 2030 Fund	44,074,195
T Rowe Price	T Rowe Price Retirement 2040 Fund	32,457,038
T Rowe Price	T Rowe Price Retirement 2050 Fund	17,495,382
T Rowe Price	T Rowe Price Retirement 2060 Fund	4,681,400

	Common Stock

Fulton Financial Corporation (2)	Common Stock	$24,331,710

	Notes Receivable from Participants

Participant Loans (2)	Interest rates: 3.24% - 3.49%; Maturity dates through 08/24/2051	$1,852,139
Total		$528,347,886
(1) All investments are participant directed, therefore, historical cost information is not required
(2) Party-in-interest

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401 (k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Date:	June 24, 2022	/s/ Elli Miller
Elli Miller
Vice President, Benefits Manager

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Registered Public Accounting Firm - BDO USA, LLP